Via Facsimile and U.S. Mail
Mail Stop 6010

									February 24, 2006

Ian Downs
President and Treasurer
Molecular Pharmacology (USA) Ltd.
8721 Santa Monica Boulevard, Suite 1023
Los Angeles, CA 90069-4507


	Re:  	Molecular Pharmacology (USA) Ltd.
	Preliminary Proxy Statement on Schedule 14A filed February
13,
2006
		File No. 000-50156

Dear Mr. Downs:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

General

1. Please tell us how you determined that Molecular Pharmacology Limited is the accounting acquirer in the proposed transaction. Please reference paragraph 17 of SFAS No. 141, as well as any other applicable literature, in your response. Additionally, please provide us with information that supports your determination regarding the appropriate financial statements for the accounting acquirer, Molecular Pharmacology Limited, to be provided according to Item 310(c)(3) of Regulation S-B.

Accounting Treatment of the Transaction, page 18

2. Please clarify that MPLA is the accounting acquirer. It is unclear what is meant by "nominal acquiree."

Information Concerning MPLA

Independent Audit Report to the Members of Molecular Pharmacology
Limited, page 52

3. We note that the report from the independent auditors of Molecular
Pharmacology Limited`s financial statements appears to contain a disclaimer or qualifying statement. Item 310 of Regulation S-B indicates that the financial statements should comply with Item 8.A of Form 20-F; Item 8.A.3 of Form 20-F indicates that such qualifications and disclaimers are generally not accepted. Additionally, the instructions to Item 8.A.2 of Form 20-F indicate that the financial statements must be audited in accordance with U.S.
generally accepted auditing standards. Also refer to PCAOB
Auditing
Standard Number 1 for guidance in future filings with the SEC once the reverse acquisition has been consummated. Please ask your auditors to comply with the guidance in their auditors` report.

4. Please ask your auditors to revise the opinion to clearly designate the audited periods. Your statements of financial performance indicate that an audit was performed for both of the periods ended June 30, 2005 and September 30, 2005.

Audited Statements of Financial Peformance, page 54

5. Please refer to Note 2 to Item 310 of Regulation S-B and tell us how the audited financial statements of Molecular Pharmacology Limited comply with Items 8.A and 17 of Form 20-F and Item 3-20 of Regulation S-X. In addition, please revise the statements to clearly designate the periods presented; for example, clarify whether the June 30, 2005 statement of operations represents the period from inception (July 14, 2004) to June 30, 2005.

6. Giving consideration to your determination under comment 1 above regarding the accounting acquirer in the proposed transaction, as well as to comments 2 and 3, please provide the following for Molecular Pharmacology Limited:

* refer to Items 310(a) of Regulation S-B and furnish the audited statements of changes in shareholders` deficit and cash flows;

* refer to Note 2 to Item 310 of Regulation S-B and provide the general notes to the financial statements, as outlined in Article
4-
08 of Regulation S-X; and

* refer to Item 310(c)(3) of Regulation S-B and update the interim financial statements accordingly; please also furnish the unaudited statement of cash flows for the most recent interim period.

Pro Forma Financial Information, page 20

7. We note that you have presented the pro forma financial statements as of and for the fiscal year ended October 31, 2005, which is Molecular Pharmacology (USA) Limited`s fiscal year-end. Please specify whether you are maintaining the fiscal year-end of the accounting acquiree (Molecular Pharmacology USA). Please also provide the appropriate exchange information to reconcile Molecular Pharmacology Limited`s financial statement information into U.S. dollars and include detailed notes to the pro forma information.

8. It appears the proposed transaction will merge a shell company (Molecular Pharmacology (USA) Limited) with an operating entity (Molecular Pharmacology Limited) and thus would be characterized as a recapitalization. Please revise the pro forma information, as follows, to reflect the recapitalization:

* reverse the common stock of Molecular Pharmacology Limited and reflect the issuance of the 88 million shares of Molecular
Pharmacology (USA) Limited;

* eliminate Molecular Pharmacology (USA) Limited`s retained earnings and APIC;

* record the residual difference against APIC, except to the extent equity is negative, in which case the amount would be recorded against retained earnings; and

* revise the pro forma statements of operations to eliminate the effect of the operations of Molecular Pharmacology (USA) Limited.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange
Act
of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Amy Bruckner at (202) 551-3657 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan
at (202) 551-3653 or me at (202) 551-3710 with any other
questions.


      					Sincerely,


      					Jeffrey Riedler
      Assistant Director


cc:  	A. Cormick
	Venture Law Corp.
	618-688 West Hastings St.
	Vancouver, British Columbia, Canada
	U6B 1P1
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Ian Downs
Molecular Pharmacology (USA) Ltd.
February 24, 2006
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